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	February 24, 2009	414.297.4900 FAX
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		WRITER’S DIRECT LINE
Via EDGAR		414.297.5662
		sbarth@foley.com EMAIL

		CLIENT/MATTER NUMBER
		042365-0106
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Orion Energy Systems, Inc.
Form 10-K for the fiscal year ended March 31, 2008
Filed June 27, 2008
File No. 001-33887
Dear Mr. Spirgel:
     On behalf of our client, Orion Energy Systems, Inc., a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 12, 2009 (the “Comment Letter”), with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s proposed responses (in regular type).
Form 10-K for the Fiscal Year ended March 31, 2008
Item 1. Business, page 4
1.	Pursuant to Item 1.01(a) of Regulation S-K, in future filings, disclose the year in which you were organized and the form of your corporate entity.
     In future Form 10-K filings, the Company will disclose the year in which the Company was organized and the form of its corporate entity.
2.	In future filings: identify each of your material customers and suppliers; set forth the percentage of respective revenue/cost of revenues derived from each of them; describe the material terms of your agreements with each; and, pursuant to Item 601(b)(10), file as an exhibit to the 10-K those agreements. In this regard, the related disclosures under “Note B: Concentration of Credit Risk” has been noted.
     In future Form 10-K filings, the Company will disclose the name of each customer as to which the Company’s sales account for 10 percent or more of the Company’s consolidated revenues for the prior fiscal year, and the name of each supplier as to which the Company’s purchases account for 10 percent or more of the Company’s cost of revenues for the prior fiscal year. The Company does not currently have long-term, non-ordinary course written contracts with any such current material customers or suppliers that would necessitate filing any exhibits related thereto. However, if the Company in the future enters into long-term, non-ordinary written contracts with any customers or suppliers that meet the above disclosure thresholds, then the Company will file as exhibits copies of such material written contracts

BOSTON	LOS ANGELES	SACRAMENTO	TALLAHASSEE
BRUSSELS	MADISON	SAN DIEGO	TAMPA
CHICAGO	MILWAUKEE	SAN DIEGO/DEL MAR	TOKYO
DETROIT	NEW YORK	SAN FRANCISCO	WASHINGTON, D.C.
JACKSONVILLE	ORLANDO	SILICON VALLEY

Mr. Larry Spirgel
February 24, 2009

under which such sales or purchases have occurred. To the extent such sales to customers or purchases from suppliers meeting the above disclosure thresholds occur under other arrangements, the Company will generally discuss any material or non-ordinary course aspects of such arrangements in its Management’s Discussion and Analysis of Financial Condition and Results of Operation to the extent required or meaningful to investors.
Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K
Compensation Discussion and Analysis, page 7
Setting Executive Compensation, page 7
3.	Item 402(b)(2)(xiv) requires you to identify compensation benchmarks and the component companies that you use to develop such benchmarks. Throughout your Compensation Discussion and Analysis, you rely substantially on benchmarked compensation information. For instance, in the second paragraph on page 8, you disclose that your compensation consultant used four surveys. In future filings, please disclose the benchmarks that you have developed, the component companies that are part of the surveys and databases that you have used, and explain why and how you have varied your application of the benchmarks.
     The Company respectfully advises the Staff that its Compensation Discussion and Analysis disclosed the only benchmarks that the Company developed: the benchmarks consisting of Color Kinetics, Inc., Comverge, Inc., Echelon Corp., EnerNOC, Inc. and First Solar, Inc. The other “benchmarks” on which the Company’s Compensation Committee relied were not individual company benchmarks but, as disclosed, were proprietary and confidential general market survey data developed and provided by Towers Perrin without input from the Company. Towers Perrin did not provide, and, in making its decisions, the Company’s Compensation Committee did not receive or review, and was not aware of, the identities of the individual peer group companies that comprised Towers Perrin’s general market survey data used by the Committee. In future proxy statement filings, the Company will disclose any benchmarks that it develops and the individual component companies of any such benchmarks. To the extent the Company sets compensation for its named executive officers in material reliance upon proprietary and confidential general market survey data provided by a compensation consulting firm without reliance upon or knowledge of the individual companies comprising such general market surveys, it will enhance its disclosure accordingly to clarify such circumstances. In future proxy statement filings, if the Company varies its application of any benchmarks or surveys, it will explain why and how it did so.
Short-Term Cash Bonus Incentive Compensation and Other Cash Bonus Compensation, page 12
4.	Item 402(b)(1)(v) requires you to describe how you determine the amount of each compensation element such as how you award cash bonuses under your Cash Incentive Program. Further, Item 402(b)(2)(v) requires you to disclose the specific items of corporate performance that are taken into account in making compensation decisions, and Item 402(b)(2)(vii) requires you to discuss how an individual’s performance or contribution to corporate performance is taken into account in making compensation decisions, as well as describing an individual’s performance. Please comply in future filings.

Mr. Larry Spirgel
February 24, 2009

In the table on page 13, you list the bonuses you paid under the Cash Incentive Program. You state on the top of page 13 that you “did not establish any individual performance goals for [y]our NEOs for fiscal 2008,” but, “based on the subjective judgment of [y]our compensation committee” and the recommendations of your CEO, you awarded cash bonuses to your executive officers. In future filings, please disclose the subjective criteria and factors you used to evaluate your executive officers and how your executive officers performed vis a vis such criteria and factors.
     In future proxy statement filings, the Company will describe how it determines the amount of each compensation element, including how it awards cash bonuses under its Cash Incentive Program, the specific items of corporate performance that it takes into account in making compensation decisions and how an individual’s performance or contribution to corporate performance is taken into account in making compensation decisions. In this regard, the Company respectfully notes that its Compensation Discussion and Analysis identified the only two specific items of corporate performance taken into account in making annual incentive bonus decisions for fiscal 2008 on pages 12-13, namely revenue and operating income. In future proxy statement filings, in addition to identifying relevant items of corporate performance, the Company will include the applicable dollar amounts of the historical corporate financial performance targets used to determine prior fiscal year bonus payments, where appropriate.
     In future proxy statement filings, the Company will disclose any specific individual performance criteria and factors it uses to evaluate its executive officers, and the results of such evaluation, to the extent that the Company uses specifically identifiable criteria and factors and provided that such individual performance criteria and factors do not involve confidential trade secrets or information. The Company respectfully advises the Staff that it intended its disclosure on page 12 that its “Compensation Committee determined the final bonus payout amounts payable to our NEOs under our Cash Incentive Program in its subjective judgment,” and its disclosure on page 13 that the Compensation Committee determined “based on [its] subjective judgment” not to “make any downward adjustments to the final bonus payout amounts that the committee had otherwise determined based on the individual performance” to adequately explain that no specific individual performance criteria or factors were identified or otherwise used in evaluating the performance of the individual named executive officers or in determining their related incentive bonus amounts. The Compensation Committee members subjectively evaluated individual performance as a whole, without consideration of any specifically identified individual performance criteria or factors. In future proxy statement filings, the Company will attempt to clarify its disclosure of any similar broadly subjective approach used in the future or, if the Company uses specifically identifiable criteria or factors in the future, it will disclose them, provided that such individual performance criteria and factors do not involve confidential trade secrets or information.
5.	Also, in the last paragraph on page 12, you write that you determined the final bonus payout amounts “based on a range of fiscal 2008 financial performance guidelines and each NEO’s individual performance for fiscal 2008.” In future filings, please explain how you arrived a certain bonus amount based on evaluating an executive’s performance on subjective criteria, as mentioned above, in addition to evaluating objective financial performance guidelines for your company as a whole. For instance, how did your Compensation Committee weigh achieving revenue in fiscal 2008 that was 1.7 times the revenue in fiscal 2007 and a similar increase in operating income as well as a subjective evaluation of certain executive’s performance to determine his or her bonus.

Mr. Larry Spirgel
February 24, 2009

     In future proxy statement filings, the Company will explain how it arrived at specific bonus amounts for its named executive officers, including the relative weights assigned to identifiable corporate and/or subjective performance measures. In this regard, the Company respectfully advises the Staff that the Company’s Compensation Committee attributed a weight of 40% of target bonus eligibility to the Company’s relative achievement of its identified fiscal 2008 revenue target and 40% of target bonus eligibility to the Company’s relative achievement of its identified fiscal 2008 operating income target, with the remaining 20% of target bonus eligibility determined by the Committee’s overall subjective impression of the executive officer’s individual performance, assessed as described above, although the Committee retained its flexibility to vary from these weightings and criteria. If the Compensation Committee uses this or a similar formula or approach in the future, the Company will enhance its disclosure accordingly in future proxy statement filings.
6.	Finally, in future filings, if you use individual performance targets, please disclose them, unless they involve confidential trade secrets or confidential information; however, in such event, please comply with Instruction 4 to Item 402(b).
     The Company respectfully advises the Staff, as noted above and on page 13 of its Compensation Discussion and Analysis, that it did not use specific individual performance targets to determine fiscal 2008 bonuses. If it does so in the future, it will disclose such specific individual targets in future proxy statement filings unless they involve confidential trade secrets or information.
Summary Compensation Table for Fiscal 2008, page 19
7.	In the Summary Compensation Table for Fiscal 2008 on page 19, you state that Mr. Verfuerth earned a base salary of $290,700 and Mr. Waibel earned a bonus of $105,000. However, in the last paragraph on page 10, you state that Mr. Verfuerth earned $291,600 in fiscal 2008 and, in the second paragraph on page 13, you state that Mr. Waibel earned a $100,000 cash bonus as an IPO bonus. If these two disclosures are regarding the same subject matter, in future filings, please make that sure you are consistent in your disclosure.
     The Company respectfully advises the Staff that the discrepancy between the base salary reported for Mr. Verfuerth on page 10 and that reported in the Summary Compensation Table for Fiscal 2008 was due to a clerical error. The Company will seek to ensure its tabular and textual disclosures are consistent in future proxy statement filings. Additionally, the Company respectfully advises the Staff that Mr. Waibel received a discretionary bonus of $5,000 in fiscal 2008 in addition to the IPO bonus of $100,000. The Company paid the $5,000 bonus to Mr. Waibel as part of a one-time grant of similar bonuses to many of its employees. The Company did not discuss the $5,000 bonus other than to disclose it in the Summary Compensation Table because the Company did not consider it to be a material part of Mr. Waibel’s compensation. In future proxy statement filings, however, the Company will indicate the nature of any similar payments in its Compensation Discussion and Analysis and include a footnote or narrative accompanying the Summary Compensation Table.
* * * * *
     Additionally, as requested, we are enclosing with this response letter a letter from the Company executed by its Corporate Counsel acknowledging that:

Mr. Larry Spirgel
February 24, 2009

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States
     If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5662 or Joshua A. Agen at (414) 297-5535.
Very truly yours,
/s/ Steven R. Barth
Steven R. Barth
Enclosures

cc (without enclosures):
Ajay Koduri
Securities and Exchange Commission
Neal R. Verfuerth
Scott Jensen
Eric von Estorff
Orion Energy Systems, Inc.
Joshua Agen
Foley & Lardner LLP

ORION ENERGY SYSTEMS, INC.
1204 Pilgrim Road
Plymouth, WI 53073
February 23, 2009
Via EDGAR System and Overnight Mail
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Orion Energy Systems, Inc.
Form 10-K for the fiscal year ended March 31, 2008
Filed June 27, 2008
File No. 001-33887
Ladies and Gentlemen:
     Orion Energy Systems, Inc. (the “Company”), a Wisconsin corporation (File No. 001-33887), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated February 12, 2009, commenting on the above-referenced filing (the “Filing”), hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	Staff comments or changes to disclosure in response to Staff comments in the Filing do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

3.	The Company may not assert Staff comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours ORION ENERGY SYSTEMS, INC.
By:	/s/Eric von Estorff
Eric von Estorff
Corporate Counsel